Exhibit 19

MetroCity Bankshares, Inc.

Insider Trading Policy

This Insider Trading Policy (this “Policy”) describes the standards of MetroCity Bankshares, Inc. and its subsidiaries (the “Company”) with respect to trading, and causing the trading of, the Company's securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy applies to all directors, officers, and employees of the Company (collectively, “Covered Persons”). Any questions related to this Policy should be directed to the Company’s Chief Compliance Officer or Chief Financial Officer.

One of the principal purposes of the federal securities laws is to prohibit insider trading. Insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company's securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.”

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. In addition to legal penalties, employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause.

Material Non-Public Information

Material Information

Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Examples of material information include:

i.	unpublished financial results;
ii.	changes in earnings estimates, unusual gains or losses in major operations or changes to previously announced earnings guidance;
iii.	earnings that are inconsistent with the consensus expectations of the investment community;
iv.	significant changes in the Company's prospects or objectives;
v.	debt or financing transactions out of the ordinary course and any default on outstanding debt, impending bankruptcy or the existence of liquidity problems;
vi.	development of a significant new product or service;
vii.	new major contracts or customers, or the loss of a major customer;
viii.	changes in dividend policies, share repurchases or other capital plans (including any amendment or termination of any such plans);
ix.	significant regulatory or legislative developments affecting the Company;
x.	threatened litigation, or the resolution of such litigation;
xi.	cybersecurity incidents, including vulnerabilities or data breaches and information regarding a breach of customer privacy;
xii.	a change in or other development regarding senior management or the board of directors;
xiii.

changes in or dispute with the Company’s independent registered public accounting firms or auditors or notification that the independent registered public accounting firms or auditors’ reports may no longer be relied upon, or that a restatement will be needed;

xiv.

a conclusion by the Company or its management or independent auditor that there exists, or may exists, deficiencies (such as a material weakness or significant deficiency) in the Company’s controls and related functions, including, without limitation, its internal controls or disclosure controls and procedures;

xv.	an offering of additional securities; and

xvi.

proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets.

Either positive or negative information may be material. This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could give rise to material information. Any person covered by this Policy should resolve any question concerning materiality of particular information in favor of materiality, and thus the activities prohibited by this Policy should be avoided until such information has been publicly disclosed or it has been determined that such information is not, or has ceased to be, material. The SEC takes a broad view as to what information is considered material.

Non-Public Information

Essentially, information is “non-public” if it has not been made available to the general public. To be public, the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given a reasonable opportunity to react to the information. Even after public disclosure of information about the Company, a person possessing such information must wait until the close of business on the 2nd trading day after the date the information was publicly disclosed before he or she can treat the information as public.

Non-public information may include information available to a select group of analysts or brokers or institutional investors and information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information.

Statement of Policy

Transactions in the Possession of Material Non-Public Information

No Covered Person, or any of their immediate family members, may:

i.	purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company; or
ii.

purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company.

Other Prohibited Transactions

Additionally, Covered Persons are prohibited from engaging in the following transactions in the Company's securities unless advance approval is obtained from the Company’s Chief Compliance Officer or Chief Financial Officer.

i.

Short-term trading. Any Covered Person who purchases Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).

ii.	Short sales. Covered Persons may not sell the Company's securities short (i.e., a sale of a security that the seller does not own).
iii.	Publicly-traded options. Covered Persons may not buy or sell put options, call options, or other derivative securities on the Company's securities.
iv.	Trading on margin or pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan.
v.	Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

Unauthorized Disclosures

i.

Confidentiality. You should treat all information that you receive about the Company or its relationships with third parties as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risks of investigation and litigation. No director, officer or other employee of the Company should disclosure non-public information to anyone (even substantial numbers of employees), except other personnel of the Company who need to know the information to perform their duties.

ii.

External Communications. All external communications about the Company must be made through designated Company spokespersons authorized to speak for the Company (see the Company’s Regulation FD Policy). Unless you are expressly authorized to do so in the performance of your duties, you should not discuss internal matters concerning the Company with anyone outside of the Company. This prohibition applies specifically (but not exclusively) to inquiries from the press and members of the financial community. If you receive any inquiries of this nature, you should decline comment and refer the inquiry to the Company’s Chief Compliance Officer or Chief Financial Officer.

Please note that it is inappropriate for any unauthorized person to disclose Company information on the Internet, including in investment-oriented forums (chat rooms) where companies and their prospects are discussed. The posts in these forums are often made by persons who may be poorly informed or, in some cases, malicious or manipulative and who intend to benefit their own stock positions. Accordingly, no director, officer, other employee or other party related to the Company may discuss the Company or Company-related information in such a forum regardless of the situation. Posts in these forums can result in the disclosure of material non-public information and may bring significant legal and financial risk to the Company and are therefore prohibited. You should also not disclose any information about the Company on social media platforms, such as Facebook and Twitter.

Permitted Transactions

The trading restrictions of this Policy do not apply to the following types of transactions.

i.	401(k) Plan. This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan resulting from a Covered Person’s periodic contribution of money to the plan pursuant to his or her payroll deduction election. The trading restrictions of this Policy do apply, however, to elections made under the Company’s 401(k) plan to (a) increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund; (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a Company stock fund balance; and (d) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
ii.	Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements.
iii.	Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which a Covered Person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock.
iv.	Transactions made pursuant to a Rule 10b5-1 Plan. This Policy does not apply to transactions involving Company securities that are made pursuant to a pre-approved Rule 10b5-1 Plan. Generally speaking, Rule 10b5-1 Plans are non-discretionary plans for purchases or sales of a registrant’s stock. Such plans are established during an open window and then permit purchases or sales during quarterly and special blackout periods. The trading plan must be pre-approved (such plan, an “Approved Rule 10b5-1 Plan”) and shall include specific terms, including triggering purchases or sales based on timing schedules and/or the occurrence of certain events as set forth in this section. A copy of any such proposed Rule 10b5-1 Plan must be provided to the Chief Compliance Officer or Chief Financial Officer for review and approval no later than two (2) weeks prior to the proposed entry of the Rule 10b-5 Plan, which approval may be granted or withheld in the discretion of the Chief Compliance Officer, Chief Financial Officer, the Chief Executive Officer, or the Board of Directors or a committee thereof.

Approved Rule 10b5-1 Plans must include specific terms and conditions, including those set forth below:

Any individual entering into a Rule 10b5-1 Plan is required to act in good faith. A compliant Rule 10b5-1 Plan must be entered into during an open window when the Covered Person is not in possession of material nonpublic information, and must entered into in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1. In addition, the trading instruction must specify the amount, the price and the date on which securities are to be purchased or sold (or include a written formula, algorithm, or computer program, for determining the amount, price and date for each sale or purchase), and must not permit the employee to exercise any subsequent influence over how, when or whether to effect purchases or sales.

For trading plans entered into by Section 16 Filers to qualify for the affirmative defense under Rule 10b5-1, the Rule 10b5-1 Plan must include a mandatory cooling-off period of the later of (1) 90 days following plan adoption or modification or (2) two business days following disclosure in a periodic report of the Company’s financial results for that fiscal quarter; in any event, the required cooling-off period need not exceed 120 days. Should a Section 16 Filer adopt or modify a Rule 10b5-1 Plan, he or she must provide a certification in the Rule 10b5-1 Plan that he or she was unaware of any material nonpublic information about the Company at the time of adoption or modification and that the Rule 10b5-1 Plan was made in good faith.

For any individual other than a Section 16 Filer, a Rule 10b5-1 Plan must include a mandatory cooling-off period of at least 30 days after the adoption of the plan.

An individual may not use multiple overlapping Rule 10b5-1 Plans and may only have one “single-trade” plan during any consecutive 12-month period.

For purposes of this Policy, the term “Section 16 Filer” shall mean all Board Directors and executive officers periodically (typically annually) designated by the Board of Directors as being an “officer”‘ in accordance with Rule 16a-1(f) of the Securities and Exchange Act of 1934, as amended. A Section 16 Filer is subject to additional restrictions and notice requirements, as partially addressed in this Policy, including reporting of transaction in Company securities on SEC Forms 4 and 5 when applicable.

Additional Policies applicable to Directors, Officers and Other Designated Persons

In addition to the trading restrictions set forth above, the Company’s directors, officers and certain other designated employees who have access to material non-public information about the Company (the “Designated Persons”) are subject to the following restrictions and requirements. The Designated Persons who are subject to these additional restrictions and requirements are listed on the attached Appendix A. The restriction on trading during blackout periods and the requirement to pre-clear transactions do not apply, however, to the Permitted Transactions set forth above. All directors, officers and Designated Persons must sign and return to the Company a written acknowledgment and certification that he or she has received a copy of this Policy, has read and understands the policy, and agrees to be governed by and comply with this Policy. Such written acknowledgment and certification shall be in the form attached as Appendix B.

Blackout Periods

Directors, officers and Designated Persons are prohibited from trading in the Company's securities during any blackout period. Quarterly blackout periods begin at the close of the market 15 days before the end of each fiscal quarter and end at the close of business on the 2nd trading day following the date the Company's quarterly earnings are released. Therefore, the trading windows during which directors, officers and Designated Persons may trade in the Company’s securities, subject to the other requirements and restrictions of this Policy, begin two full trading days after the release of the Company’s quarterly earnings and end 15 days prior to the end of the next fiscal quarter. Additionally, from time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions) may require the Company to impose special blackout periods during which directors, officers and other specified persons are prohibited from trading in the Company's securities. The Company may also institute a temporary blackout period related to the public announcement of a share repurchase plan or program or an increase of an existing share repurchase plan or program. These restrictions also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

Pre-clearance of Securities Transactions

Because directors, officers and Designated Persons are likely to obtain material non-public information on a regular basis, the Company requires all directors, officers and Designated Persons to refrain from trading, even during a trading window, without first pre-clearing all transactions in the Company's securities. Unless otherwise set forth herein, no director, officer or Designated Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Company’s Chief Compliance Officer or Chief Financial Officer. These procedures also apply to transactions by such person's spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

The Company’s Chief Compliance Officer or Chief Financial Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading 5 business days following the day on which it was granted. If the transaction does not occur during the 5-day period, pre-clearance of the transaction must be re-requested.

Company Assistance

Any person who has a question about this policy statement or its application to any proposed transaction may obtain additional guidance from the Company’s Chief Compliance Officer or Chief Financial Officer.

Do not try to resolve uncertainties on your own because the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

APPENDIX A DESIGNATED PERSONS Directors Chief Executive Officer Chief Financial Officer President Executive Officers Corporate Secretary Controller

APPENDIX B

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company's Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by and comply with such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

(Signature)

(Please print name)
Date: ________________________